SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

Commission File No. 1-442

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

THE BOEING COMPANY

100 N. Riverside Plaza

Chicago, Illinois 60606-1596

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

The Boeing Company Voluntary Investment Plan

Financial Statements as of and for the Years Ended December 31, 2009 and 2008, Supplemental Schedule as of December 31, 2009, and Report of Independent Registered Public Accounting Firm

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefit Plans Committee and

Members of The Boeing Company Voluntary Investment Plan

The Boeing Company

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of The Boeing Company Voluntary Investment Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
June 21, 2010

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments — at fair value:
Interest in Master Trust	$26,985,897,525	$21,747,087,117
Loans to Members	583,290,145	527,471,177

	27,569,187,670	22,274,558,294
Receivable — employer contributions	21,042,814	18,020,578

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	27,590,230,484	22,292,578,872
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(104,362,896)	322,884,442

NET ASSETS AVAILABLE FOR BENEFITS	$27,485,867,588	$22,615,463,314

See notes to financial statements.

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS:
Net Master Trust activity	$3,882,301,027	$(6,929,411,662)

Income from loans	29,916,804	36,681,373

Contributions:
Employer	575,190,315	552,213,928
Member	1,345,980,924	1,296,322,450

Total contributions	1,921,171,239	1,848,536,378

Total additions	5,833,389,070	(5,044,193,911)
DEDUCTIONS — Benefits paid	1,048,659,148	1,370,404,813

NET ADDITIONS (DEDUCTIONS)	4,784,729,922	(6,414,598,724)

ASSETS TRANSFERRED FROM OTHER PLANS	85,674,352	2,113,386

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	22,615,463,314	29,027,948,652

End of year	$27,485,867,588	$22,615,463,314

See notes to financial statements.

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF PLAN

The following description of The Boeing Company Voluntary Investment Plan (the “VIP” or the “Plan”) provides only general information. Eligible employees, as defined by the Plan (“Members”), should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution savings plan designed to provide Members with a means of making regular savings to provide additional security for their retirement. An employee becomes eligible to participate on the first day of employment.

The assets of the Plan, excluding loans and receivables, are held in The Boeing Company Employee Savings Plans Master Trust (the “Master Trust”). State Street Bank and Trust Company (SSBT) serves as trustee for the Master Trust.

Contributions — Members may elect to contribute, subject to statutory limitations, between 1% and 25%, depending upon the employee’s labor group code, of their base compensation. Certain eligible employees are allowed to make catch-up contributions. This provision is available to Members of age 50 or older during the plan year and who contribute either at least 8% in pretax contributions or have reached a specified limit for the plan year. Members may elect to change contribution percentages to be effective the next pay period, after the request is received or as soon as administratively possible. The allocation of both their contributions and employer contributions to the funds may be changed at any time and become effective on the day of the change or the next business day according to the time of the request for a change in relation to the stock market close of business. The Plan allows active employees to contribute to the Plan from pretax compensation, after-tax compensation, or a combination of both. The Plan also accepts certain rollover contributions.

Under the terms of the Plan, The Boeing Company (the “Company” or “Boeing”) does make matching and Company contributions for eligible Members. Members should refer to the Plan document for details.

Eligible employees (non-union or represented by a collective bargaining agent that has negotiated for its members to be eligible for automatic enrollment) who are hired or rehired on or after January 1, 2008, will automatically become Members.

Members’ Accounts — Individual accounts are maintained for each Plan Member. Each Member’s account is credited with the Member’s contribution and Company’s contribution, allocations of Plan earnings (losses) from the funds in which the account is invested, and charged with an allocation of certain administrative and investment-related expenses, and Member specific charges, if applicable. Allocations are based on Member earnings or account balances, as defined by the Plan document. The benefit to which a Member is entitled is the benefit that can be provided from the Member’s account.

Vesting — Member contributions, both pretax and after-tax, employer-matching contributions, profit-sharing contributions, and earnings on those contributions are immediately vested.

Withdrawals — Members may elect to withdraw all or a portion of their own pretax contribution accounts, after-tax contribution accounts, employer-matching accounts, profit-sharing accounts, and rollover accounts at any time on or after the day the Member attains age 59 1/2. If a Member is under age 59 1/2, withdrawals from pretax contribution accounts are subject to certain hardship rules as provided by the Plan. If a Member takes a hardship withdrawal, the Member may continue contributions to the Plan; however, employer-matching contributions will be suspended for six months following the withdrawal.

In addition, a Member may elect to withdraw all or part of his or her employer-matching account before the Member attains age 59 1/2, but only if the Member has attained his or her fifth anniversary of employment. If such a withdrawal is made, employer-matching contributions will be suspended for six months following the withdrawal. Company contributions may be fully withdrawn upon termination of employment. Withdrawals of after-tax contributions and rollover contributions can be made at any time.

Loans — Members are permitted to borrow a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the total value of their total vested account balance at the time of the loan issuance and may have two loans within the Company’s savings plans outstanding at any time. Loans may be additionally limited in accordance with the Plan provisions. The interest rate on new loans is set every month and is equal to the prime rate published in the Wall Street Journal as of the last business day of the calendar month, immediately preceding the date of the loan. Interest rates on outstanding loans ranged from 3.25% to 10.79% at December 31, 2009, with loans maturing at various dates through December 2029.

Loan repayment is made through regular payroll deductions for a period of up to 60 months for general loans and over a longer period for loans used to finance the purchase of a principal residence. If a Member’s employment terminates for any reason and the loan balances are not paid in full by the termination date, the Member may continue to make monthly loan repayments until the loan is scheduled to be paid off. A loan will continue to be subject to default if a payment has not been made for 90 days, an outstanding balance remains 30 days after the scheduled payoff date, or the Member takes a full distribution of their account before the loan is paid off. If the loan defaults, the loan balance will become taxable income to the Member.

Member loans are valued at cost, which approximates fair value.

Benefit Payments — On termination of service, a Member may elect to receive a lump-sum amount equal to the value of the Member’s vested interest in his or her account; a partial payment amount; or monthly, quarterly, semiannual, or annual installments of a fixed dollar amount or for a specific number of years, up to 10 years. Generally, a Member may also elect to have all or a portion of his or her Boeing Stock Fund balance paid in shares and/or cash. A Member also has the option to elect an annuity contract.

Investment Funds — Upon enrollment in the Plan, Members may direct their contributions and any employer-matching contributions to 19 of the investment funds in the Master Trust. These 19 investment funds consist of common/collective trusts, separately managed U.S. equity accounts, a separately managed non-U.S. equity account, a stable value fund (comprised of seven synthetic guaranteed investment contracts (synthetic GICs)), and Boeing common stock, which is the Boeing Employee Stock Option Plan (ESOP) Stock Fund, a dividend payout program. Investment funds are valued daily, and Members may elect to change their investment allocations on a daily basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments — Investments in the Master Trust are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. The Master Trust’s investments are valued as follows:

•

Common stock and preferred stock traded in active markets on national and international exchanges are valued at or based on closing prices on the last trading day of the year. Currency forwards are valued using quoted spot foreign currency exchange rates on the last trading day of the year. Mutual funds are valued using quoted market prices to represent the net asset value on the last trading day of the year.

•	Boeing common stock is valued at the closing market price as of the last trading day of the year.

•

Fixed-income securities, the majority of which are not exchange-traded but are traded in active markets, are valued using observable inputs, such as observable trade prices, multiple broker/dealer quotations, related yield curves, and other assumptions about the security (prepayment projections, cash flows, other security characteristics, etc.)

•

Securities traded in markets that are not considered active can be valued using unobservable inputs such as less recent trade prices, single broker/dealer quotations, related yield curves and other assumptions about the security.

•

Investments in common/collective trust funds are valued based on the year-end unit value; unit values are determined by the issuer or Third Party Administrator by dividing the fair values of the total net assets at year-end by the outstanding units. The fair values of the total net assets are determined by the nature of the underlying investments. Each underlying investment is valued at fair value in accordance with the valuation description associated with its investment type as stated above. Units in common/collective trust funds, which hold benefit-responsive contracts, are priced based upon fair value of the underlying investments. For funds which hold GICs and fixed-income securities, these funds are fair valued and then adjusted to contract value. The fair value of traditional GICs is determined using a discounted cash flow methodology, where the individual contract cash flows are discounted at the prevailing interpolated swap rate as of year-end. The fair values of the fixed-income securities underlying the fund, including those in the synthetic GICs, are valued based on the pricing methodology for fixed-income securities stated above. There are no unfunded commitments, no restrictions on redemption frequency and no advance notice periods required for redemption.

•

Synthetic GICs are stated at fair value and then adjusted to contract value. There are no reserves against contract value for credit risk of the contract issuer. The fixed-income securities underlying the contracts are valued using prices provided by SSBT, which are based on the pricing methodology stated above.

•

To-be-announced securities (TBAs) are derivative financial instruments which provide for the delayed delivery of the underlying mortgage-backed securities. With respect to market valuation, a TBA’s unrealized market appreciation (depreciation) is based on a compilation of primary observable market information as of the last trading day of the year. TBAs are included in synthetic GICs and payables for securities purchased on the Master Trust financial statements.

•

Investments in the limited partnerships are recorded based upon the year-end valuations provided by the partnerships. Among the factors considered by the partnerships in determining the fair value are developments since the acquisition of the underlying investments, the financial condition and operating results of the underlying investments, the long-term potential of each of the underlying investment’s businesses, market comparable analysis, the foreign exchange rate for each of the underlying foreign investments, and other factors generally pertinent to the valuation of the underlying investments.

In accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 946-210-45 through 946-210-55 (formerly referred to as FASB Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans), traditional and synthetic GICs are included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract-value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The net appreciation/depreciation in fair value of investments includes both realized and unrealized gains or losses and is calculated as the difference between the fair value of the assets as of the beginning of the plan year or the purchase date in the current year and either the sales price or the end-of-year fair value.

Benefits — Benefits are recorded when paid.

Expenses — Necessary and proper expenses of the Plan are paid from the Plan assets at the Master Trust level, except for those expenses the Company is required by law or chooses to pay.

Adoption of New Accounting Guidance — The FASB ASC became effective on July 1, 2009. At that date, the ASC became the single authoritative source for nongovernmental GAAP. The ASC supersedes all previous authoritative GAAP applicable to the Plan.

In 2009, FASB Staff Position 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Assets or Liability Have Significantly Decreased and Identifying Transactions that are not Orderly, was issued and later codified into ASC 820 which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of nature and risk of the investments. The financial statements reflect the adoption of FASB Staff Position 157-4.

In September 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-12, Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent), that allows entities a practical expedient for measuring the fair value of investments in certain entities that calculate net asset value (NAV) per unit. The standard also provided guidance on classification of investments measured at NAV within the fair value hierarchy. The financial statements reflect the adoption of the ASU No. 2009-12 as of December 31, 2009.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosure (Topic 820): Improving Disclosures about Fair Value Measurements, aimed at improving disclosures about fair value measurements. The standard requires entities to disclose additional information regarding assets and liabilities that are transferred between levels of the fair value hierarchy and to present information about purchases, sales, issuances and settlements on a gross basis in the reconciliation of fair value measurements using significant unobservable inputs (“Level 3 reconciliation”). Additionally, the standard clarified existing guidance regarding the level of disaggregation of fair value measurements and disclosures regarding the valuation techniques and inputs utilized in estimating Level 2 and Level 3 fair value measurements. This guidance is effective January 1, 2010, except for the disclosures regarding purchases, sales, issuances and settlements in the Level 3 reconciliation, which will be effective on

January 1, 2011. Plan management is currently evaluating the impact the adoption of the standard will have on the financial statements.

Subsequent Events — The Plan adopted ASC 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued if not widely distributed.

3.	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

For the plan years ended December 31, 2009 and 2008, the Master Trust included the VIP Stable Value Fund (the “VIP SVF”), which is managed by Dwight Asset Management Company LLP (“Dwight”). The VIP SVF holds seven synthetic GICs, issued by AIG Financial Products, Inc., Bank of America, ING Life Insurance and Annuity Company, Natixis Financial Products, Pacific Life Insurance Company, Royal Bank of Canada, and, beginning in October 2009, Prudential Fixed Income Management (collectively, the “wrap providers”).

A synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by diversified bond portfolios that are owned by the VIP SVF. These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the net assets of the VIP SVF, but rather are amortized, at a maximum over the duration of the underlying assets, through adjustments to the future interest-crediting rate. Primary variables impacting the future crediting rate of the wrap contracts include current yield of the underlying assets within the wrap contract, duration of the underlying assets covered by the wrap contract, and the existing difference between market value and contract value of the underlying assets within the wrap contract. The issuer guarantees that all qualified participant withdrawals will occur at contract value (or book value), which represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses.

The synthetic GICs are included in the Master Trust financial statements at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. There are no reserves against contract value for credit risk of the contract issuer. The fixed-income securities underlying the contracts are valued using prices provided by SSBT, which are based on the valuation methodology stated in Note 2.

The assets underlying the synthetic GICs are owned by the VIP SVF, which is part of the Master Trust; SSBT is the custodian for the Master Trust assets. The underlying assets of the synthetic GICs are invested in diversified bond portfolios managed by BlackRock Financial Management Inc., ING Investment Management Co., Pacific Investment Management Company, Western Asset Management Co., and, beginning in October 2009, JPMorgan Asset Management and Prudential Fixed Income Management. In addition to the diversified bond portfolios, Dwight oversees an allocation to a cash component, which is invested in SSBT’s Short-Term Investment Fund.

The wrap providers are each contractually obligated to pay the principal and specified interest rate that is guaranteed to the VIP SVF, respectively. The respective interest-crediting rates are each based on a formula agreed upon with each issuer; each one may not be less than 0%. Such interest rates are reviewed and reset on a quarterly basis. Synthetic GICs provide prospective crediting interest rates which are adjusted quarterly based on the interest earnings, fair value, and duration of the underlying diversified bond portfolios. The crediting rate of each contract in any given quarter will reflect market experience from the previous quarter. The wrap providers may not terminate the contracts at any amount less than contract value.

Certain events, such as a Plan termination or a Plan merger initiated by the Company, could limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Company does not believe that any events that could limit the ability of the Plan to transact at contract value are probable of doing so.

The average yields of the VIP SVF for the years ended December 31, 2009 and 2008, are as follows:

	2009	2008
Average yields:
Based on annualized earnings (1)	3.08%	5.63%
Based on interest rate credited to participants (2)	3.36	4.82

(1)	Computed by dividing the annualized one-day actual earnings of the VIP SVF on the last day of the plan year by the fair value of the investments of the VIP SVF on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants in the VIP SVF on the last day of the plan year by the fair value of the investments of the VIP SVF on the same date.

4.	MASTER TRUST

The Master Trust is composed of 21 investment funds, some of which are specific to individual plans. The assets are invested and records are maintained by each investment fund option. Funds are allocated to the five participating plans in accordance with the Plan provisions and participant allocation elections. The allocation of net assets available for benefits is based on the respective number of units held by the plans’ members as of year-end. The allocation of the changes in net assets available for benefits is calculated daily based on the units held by the plans’ members as of that day’s end.

At December 31, 2009, the assets of the following plans were combined in the Master Trust:

•	The Boeing Company Voluntary Investment Plan

•	The Boeing Company Employee Financial Security Plan

•	Employee Retirement Income Plan of McDonnell Douglas Corporation — Defined Contribution Plan

•	Employee Retirement Income Plan of McDonnell Douglas Corporation — Hourly Defined Contribution Plan

Effective November 2, 2009, the BAO Voluntary Savings Plan (“BAO”) was merged into The Boeing Company Voluntary Investment Plan.

At December 31, 2008, the assets of the following plans were combined in the Master Trust:

•	The Boeing Company Voluntary Investment Plan

•	The Boeing Company Employee Financial Security Plan

•	BAO Voluntary Savings Plan

•	Employee Retirement Income Plan of McDonnell Douglas Corporation — Defined Contribution Plan

•	Employee Retirement Income Plan of McDonnell Douglas Corporation — Hourly Defined Contribution Plan

The Plan’s interest in the Master Trust was $26,985,897,525 and $21,747,087,117 representing 96% of the Master Trust’s net assets at December 31, 2009 and 2008, respectively.

The fair values of investments for the Master Trust as of December 31, 2009 and 2008, are as follows:

	2009	2008
Investments — at fair value:
Common/collective trusts	$10,422,480,646	$8,612,116,282
Common and preferred stock	3,860,007,965	2,279,177,233
Mutual funds	34,553,382	45,226,761
Boeing common stock	3,775,082,452	2,644,993,995
Synthetic GICs	9,891,726,818	9,066,560,544
Partnerships	3,285,463	3,140,903

Total Master Trust investments	$27,987,136,726	$22,651,215,718

Adjustments from fair value to contract value for fully benefit-responsive investment contracts in the Master Trust were $(108,640,298) and $324,617,486 for 2009 and 2008, respectively.

Investment income (loss) for the Master Trust for the years ended December 31, 2009 and 2008, is as follows:

	2009	2008
Appreciation (depreciation) of investments:
Common/collective trusts	$1,760,959,669	$(3,348,095,296)
Common and preferred stock	973,540,493	(1,898,748,051)
Mutual funds	1,083,846	(24,722,428)
Partnerships	1,011,981	(2,055,061)
Boeing common stock	794,906,255	(2,520,185,442)

Net appreciation (depreciation) of investments	3,531,502,244	(7,793,806,278)

Interest income	395,818,088	488,522,906
Dividend income	156,094,259	146,920,268

Total Master Trust investment income (loss)	$4,083,414,591	$(7,158,363,104)

5.	FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

FASB ASC 820 Fair Value Measurements and Disclosures (“FASB ASC 820”) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 for financial assets and financial liabilities are described below:

Basis of Fair Value Measurement

Level 1	—	Values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	—	Values are based on (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in non-active markets; or (c) valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3	—	Values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of Master Trust investments by major categorization on the basis of the nature and risk of the investments measured at fair value on a recurring basis at December 31, 2009 and 2008, respectively. As required by FASB ASC 820, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Quoted Prices in Active Market for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Investment assets:
Common/collective trusts:
U.S. equity	$—	$5,830,532,476	$—	$5,830,532,476
Non-U.S. equity		1,471,677,479		1,471,677,479
Fixed income		2,555,147,494		2,555,147,494
Short term investment		565,123,197		565,123,197

Common and preferred stocks:
U.S. equity	3,069,729,722	266,171		3,069,995,893
Non-U.S. equity	648,508,097	141,084,667	419,308	790,012,072
Mutual funds — equity	34,553,382			34,553,382
Boeing common stock	3,775,082,452			3,775,082,452
Synthetic GIC
U.S. government and agency		3,395,807,431		3,395,807,431
Corporate bonds		2,950,167,658	4,784,532	2,954,952,190
Mortgage backed and asset backed		2,790,206,649		2,790,206,649
Short term investment		616,716,929		616,716,929
Other		134,043,619		134,043,619
Partnerships			3,285,463	3,285,463

Total investment assets	7,527,873,653	20,450,773,770	8,489,303	27,987,136,726

Receivables — forward currency contracts		31,802		31,802

Total receivables	—	31,802	—	31,802

Total investment assets	$7,527,873,653	$20,450,805,572	$8,489,303	$27,987,168,528

Investment liabilities:
TBAs	$—	$7,701,993	$—	$7,701,993
Forward currency contracts		413,355		413,355

Total investment liabilities	$—	$8,115,348	$—	$8,115,348

	Quoted Prices in Active Market for Identical Asset (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Investment assets:
Common/collective trusts	$—	$8,612,116,282	$—	$8,612,116,282
Common and preferred stocks	2,202,408,930	76,658,150	110,153	2,279,177,233
Mutual funds	45,226,761			45,226,761
Boeing common stock	2,644,993,995			2,644,993,995
Synthetic GIC		9,037,654,806	28,905,738	9,066,560,544
Partnerships			3,140,903	3,140,903

Total investment assets	$4,892,629,686	$17,726,429,238	$32,156,794	$22,651,215,718

Investment liabilities —
TBAs	$—	$17,768,640	$—	$17,768,640

Total investment liabilities	$—	$17,768,640	$—	$17,768,640

Total Master Trust investment assets at fair value classified within Level 3 were $8,489,303 and $32,156,794 as of December 31, 2009 and 2008, respectively, which primarily consists of fixed income securities underlying the synthetic GIC and an investment in a partnership. Such amounts were 0.03% and 0.14% of “Total investment assets” in the Master Trust’s statements of net assets available for benefits as of December 31, 2009 and 2008.

Level 3 Gains and Losses — A summary of changes in the fair value of the Master Trust’s Level 3 investment assets for the years ended December 31, 2009 and 2008, is as follows:

For the Year Ended December 31, 2009	January 1 Beginning Balance	Net Realized and Unrealized Gains	Net Purchases, Issuances, and Settlements	Net Transfers Out of Level 3	December 31 Ending Balance
Financial assets:
Common and preferred stock	$110,153	$204,146	$105,009	$—	$419,308
Synthetic GIC
Corporate bonds	5,017,259	10,537	4,474,491	(4,717,755)	$4,784,532
U.S. government and agency	23,888,479	1,187,142	(15,975,000)	(9,100,621)	$—
Partnerships	3,140,903	180,688	(36,128)	—	$3,285,463

Total	$32,156,794	$1,582,513	$(11,431,628)	$(13,818,376)	$8,489,303

For the Year Ended December 31, 2008	January 1 Beginning Balance	Net Realized and Unrealized Gains (Losses)	Net Purchases, Issuances, and Settlements	Net Transfers Into Level 3	December 31 Ending Balance
Financial assets:
Common and preferred stock	$—	$—	$—	$110,153	$110,153
Synthetic GIC	20,077,850	322,575	8,505,313	—	28,905,738
Partnerships	5,249,543	(1,147,940)	(960,700)	—	3,140,903

Total	$25,327,393	$(825,365)	$7,544,613	$110,153	$32,156,794

The net unrealized gain (loss) on Level 3 investment assets still held as of December 31, 2009 and 2008 was $690,604 and ($1,732,486), respectively.

Assets Held Outside the Master Trust — Plan investments in Member loans are held outside the Master Trust. A summary of the Plan’s investments held outside of the Master Trust measured at fair value on a recurring basis as of December 31, 2009 and 2008, by level within the fair value hierarchy is as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Investments — loans to members	$—	$—	$583,290,145	$583,290,145

Total investments	$—	$—	$583,290,145	$583,290,145

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Investments — loans to members	$—	$—	$527,471,177	$527,471,177

Total investments	$—	$—	$527,471,177	$527,471,177

Level 3 Gains and Losses — A summary of changes in the fair value of the Plan’s Level 3 investments held outside of the Master Trust for the years ended December 31, 2009 and 2008, is as follows:

For the Year Ended December 31, 2009	January 1 Beginning Balance	Net Purchases, Issuances, and Settlements	December 31 Ending Balance
Financial assets — loans to Members	$527,471,177	$55,818,968	$583,290,145

For the Year Ended December 31, 2008	January 1 Beginning Balance	Net Purchases, Issuances, and Settlements	December 31 Ending Balance
Financial assets — loans to Members	$499,081,033	$28,390,144	$527,471,177

6.	PLAN AMENDMENTS

Effective November 2, 2009, eligible employees whose payroll deduction stops for any reason will be permitted to make loan repayments by another method.

Effective November 2, 2009, the BAO merged into the Plan.

Effective September 28, 2009, the Plan was amended to allow Boeing Commercial Airplanes Charleston South Carolina, Inc. employees (“Boeing Charleston”) to participate in the Plan and provide certain Members the opportunity to rollover an outstanding loan.

Effective February 15, 2009, the Plan was amended for non-union employees and certain union groups to allow a Member whose employment has terminated for any reason to continue to repay their loans for the duration of the original repayment period.

Effective January 1, 2009, the Plan was amended to add a Company contribution for certain non-union and union groups to reflect the new Defined Contribution retirement program. Members should refer to the Plan document for details.

Effective January 1, 2009, the Plan was amended to change the matching Company contribution percentages for certain non-union employees hired on or after January 1, 2009.

Effective January 1, 2009, the maximum deferral and contribution percentages for eligible employees was increased from 20% to 25%.

Effective October 1, 2008, Preston Aviation Inc. Retirement Plan (“Preston”), Carmen Systems, Inc. 401(k) Retirement Plan (“Carmen”), C-Map 401(k) Retirement Savings Plan (“C-Map”) and RavenWing Inc. 401(k) Plan (“RavenWing”) merged into the Plan. Transferred employees are eligible to participate in the Plan coinciding with the date their former plan was frozen.

Effective January 1, 2008, eligible employees (non-union or represented by a collective bargaining agent that has negotiated for its members to be eligible for automatic enrollment) who are hired or rehired will automatically become Members.

7.	ASSETS TRANSFERRED FROM ANOTHER PLAN

Upon the merger of the BAO, effective November 2, 2009, all assets and liabilities of the BAO were transferred to the Plan. The fair value of the assets transferred totaled $85,591,815.

Upon the participation of Boeing Charleston employees, effective September 28, 2009, outstanding loans in the amount of $82,537 were transferred to the Plan.

Upon the merger of the Preston, Carmen, C-Map and RavenWing, effective October 1, 2008, all assets and liabilities were transferred to the Plan. The fair value of the assets transferred totaled $2,113,386.

8.	SIGNIFICANT INVESTMENTS

At December 31, 2009 and 2008, the Plan’s investment in the Master Trust represents 5% or more of the net assets available for benefits.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$27,485,867,588	$22,615,463,314
Amounts allocated to withdrawing Members	(5,971,344)	(5,514,232)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	104,362,896	(322,884,442)

Net assets available for benefits per Form 5500	$27,584,259,140	$22,287,064,640

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2009, to total income per Form 5500:

Statement of changes in net assets available for benefits:
Total additions per the financial statements	$5,833,389,070
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — December 31, 2009	104,362,896
Adjustment from contract value to fair value for fully benefit-responsive investment contracts — December 31, 2008	322,884,442

Total income per Form 5500	$6,260,636,408

The following is a reconciliation of benefits paid to Members per the financial statements for the year ended December 31, 2009 to Form 5500:

Benefits paid to Members per the financial statements	$1,048,659,148
Amounts allocated to withdrawing Members — December 31, 2009	5,971,344
Amounts allocated to withdrawing Members — December 31, 2008	(5,514,232)
Amounts deemed distributions of Member loans as reflected in the Form 5500	(9,699,277)

Benefits paid to Members per Form 5500	$1,039,416,983

Amounts allocated to withdrawing Members are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Amounts deemed distributions of Member loans as reflected in the Form 5500 are for loans that Members failed to make a payment within 90 days of receipt of the last loan payment made or Members who failed to repay the loan in full within 30 days after the end of the repayment period for the year ended December 31, 2009.

10.	RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are managed by SSBT. SSBT is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The investment management fees for the Plan are paid at the Master Trust level and included as a reduction of the return earned on each investment.

At December 31, 2009 and 2008, the Plan held 69,844,136 and 61,753,046 shares of common stock of the Company, with a cost basis of $4,078,845,823 and $3,809,677,412 and recorded dividend income of $111,268,263 and $89,052,596, respectively, during the years then ended.

11.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter, dated December 10, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. On November 20, 2009, a request for a letter of determination was filed with the IRS. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes the Plan’s tax-exempt status has not been affected and no provision for income taxes has been included in the Plan’s financial statements.

12.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, both Members and Company contributions, including any income earned, will be distributed to the Members.

13.	SUBSEQUENT EVENTS

Effective January 1, 2010, the Plan was amended to permit employer matching contributions be made in the form of employer stock. The unit price will be determined on the day that the contributions post to a members account and can be divested and reinvested in an alternative investment. Members should refer to the Plan document for details.

Effective April 5, 2010, the Plan was amended to provide a rebalancing provision whereby certain Members can elect to rebalance their account balances automatically, on either a monthly or quarterly basis, to align the allocation of their account balances to their investment elections. Members should refer to the Plan document for details.

Effective April 5, 2010, three new options were added to the Master Trust, the Global Bond Fund, the Diversified Real Asset Fund and the Global Equity Fund. In addition, the Large Cap Core, Large Cap Growth and Large Cap Value options were combined into one new option called the U.S. Large Companies Fund and the Small/Mid Cap Growth and Small/Mid Cap Value options were combined into one new option called the U. S. Small/Mid Cap Companies Fund.

On March 11, 2010, the Plan was amended and effective July 1, 2010 the matching and Company contributions will no longer be available for certain employees of Boeing Service Company and Boeing Defense, Space & Security. Members should refer to the Plan document for details.

******

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

June 21, 2010 Date	/s/ Rick Gross Rick Gross

Vice President
Chief Financial Officer Finance
Shared Services Group

SUPPLEMENTAL SCHEDULE

THE BOEING COMPANY VOLUNTARY INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 2009

Security Name	Description	Fair Value
Interest in Master Trust		$26,985,897,525
* Loans to Members	Interest 3.25% to 10.79%, maturing through December, 2029	583,290,145

TOTAL		$27,569,187,670

* Party-in-interest